UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25
                                                               SEC FILE NO.
                                                                  0-6814
                                                               CUSIP NUMBER
                                                               911805-10-9
                        NOTIFICATION OF LATE FILING
                               (Check One):

[ ]Form 10-K [ ] Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended:  FEBRUARY 29, 1996
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
_____________________________________________________________________
     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________________________________
     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

_____________________________________________________________________

Part I - Registrant Information
_____________________________________________________________________

Full name of Registrant       U.S. ENERGY CORP.

Former Name if Applicable     N/A

Address of Principal Executive Office (Street and Number)

                              877 NORTH 8TH WEST

City, State and Zip Code
                              RIVERTON, WY 82501








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Part II - Rules 12b-25(b) and (c)
_____________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_____________________________________________________________________

Part III - Narrative
_____________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


     Due to the sale of The Brunton Company ("Brunton"), Registrant's wholly-owned subsidiary, there was additional accounting work and review by both the Registrant's in house and independent accounting staff as well as legal counsel. The statements of operations for prior periods needed to be restated on a comparative basis to properly reflect the discontinuation of operations from Brunton. The accounting issues that arose as a result of the sale of Brunton took additional time to review and resolve to properly reflect the financial position as of February 29, 1996 and the results of operations and changes in cash position for the three and nine months ended February 29, 1996 and February 28, 1996. Registrant has only one accountant in addition to its Chief Financial Officer and a number of competing demands including a tax audit by the Internal Revenue Service.

     The Registrant will file the Form 10-Q Report on or before April 19, 1996.






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_____________________________________________________________________

Part IV - Other Information
_____________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

          R. SCOTT LORIMER       (307) 856-9271

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify reports(s).
                                                [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ X ]Yes   [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The nine months ended February 29, 1996 is expected to show a loss from continuing operations of approximately $1.8 million compared to a loss of approximately $1.4 million for the nine months ended February 28, 1995. As a result of a gain of approximately $2.3 million from the sale of a subsidiary corporation in a discontinued segment of Registrants business, however, Registrant will report net income of approximately $840,000 for the nine months ended February 29, 1996 compared to a net loss of approximately $1.3 million for the nine months ended February 28, 1995. For the comparable three months periods, Registrant had a loss from continuing operations of approximately $1.0 million in the three months ended February 29, 1996, compared to approximately $270,000 in 1995, and net income of approximately $1.2 million in the three months ended February 29, 1996, compared to a net loss of $328,400 in the three months ended February 28, 1995.
                             U.S. ENERGY CORP.
     _______________________________________________________
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 1996           By:     s/ R. Scott Lorimer
      ___________________          __________________________________
                                    R. SCOTT LORIMER
                                    Chief Financial Officer

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